UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated July 21, 2026 titled “Geopark Announces Second Quarter 2026 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2026 OPERATIONAL UPDATE

SUSTAINED PRODUCTION AND ACCELERATED EXECUTION ACROSS CORE ASSETS

SECURED THREE-YEAR DRILLING RIG CONTRACT TO SUPPORT VACA MUERTA GROWTH

Bogota, Colombia – July 21, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended June 30, 2026 (“2Q2026”).

GeoPark delivered solid operational performance in 2Q2026, maintaining stable production levels while advancing development activities across its core assets in Colombia and accelerating execution in Vaca Muerta in Argentina.

Oil and Gas Production and Operations

●	2Q2026 consolidated average oil and gas production of 27,271 boepd, stable versus 27,249 boepd in 1Q2026
●	8 rigs in operation (4 drilling and 4 workover)
●	Operational activity accelerated in 2Q2026, with 6 wells drilled and completed in the Llanos 34 and Llanos 123 blocks, and 5 wells drilled in Vaca Muerta, currently undergoing hydraulic fracturing
●	Health and Safety performance remained solid year to date, with zero LTI, TRI and Tier 1[1]

Llanos 34 Block: Secondary Recovery Supports Sustained Production Levels

●	2Q2026 average production of 15,697 boepd net (34,883 boepd gross), versus 15,734 boepd in 1Q2026
●	Waterflooding projects continued to deliver strong results in 2Q2026, contributing 7,178 boepd gross, or 20.6% of total production in the block
●	Polymer flooding project progressed according to plan, currently injecting in four patterns, with new patterns expected during 2H2026
●	Continued drilling efficiency improvements: Last two vertical wells reached one mile of measured depth in less than 24 hours

CPO-5 Block: Continued Indico Field Performance

●	2Q2026 average production of 6,132 boepd net (20,440 boepd gross), 0.4% higher than 1Q2026, supported by Indico field performance
●	Perico-2 development well was drilled during 2Q2026, encountering 24 feet of net pay and confirming the expected oil-water contact

Argentina: Accelerating Execution & On Track to Triple Production by end-2026

●	2Q2026 average production of 1,400 boepd gross, flat versus 1,430 boepd in 1Q2026

1 LTI = lost time injuries; TRI = total recordable injuries; Tier 1 = Tier 1 process safety events.

●	Loma Jarillosa Este Block: During 2Q2026, GeoPark completed drilling on Pad 1030, including three new horizontal wells
-	Average drilling time was 14.2 days per horizontal section, with an average lateral length of 2,450 meters
-	Hydraulic fracturing campaign advanced in the five wells of Pad 1030, with 119 of 218 stages completed by the end of June 2026. Two vertical wells were also drilled for water disposal and observation purposes
-	The Loma Jarillosa Este Environmental Impact Assessment was approved during June 2026, enabling all material future drilling in the block
●	Entered into a three-year agreement with Helmerich & Payne to deploy a dedicated drilling rig, along with associated drilling services to develop the Loma Jarillosa Este and Puesto Silva Oeste blocks. First spud expected in late 4Q2026
●	Entered into agreements with Pan American Energy S.L., Sucursal Argentina for crude oil processing and export services, securing evacuation capacity for certain volumes from GeoPark’s Loma Jarillosa Este and Puesto Silva Oeste blocks. The agreements continue in force through December 31, 2027, with an option to extend for up to two additional three-month periods by mutual agreement. The agreement to export crude oil provides access to the Puerto Rosales and Punta Colorada export terminals
●	GeoPark and Gas y Petróleo del Neuquén applied to Argentina’s Large Investment Incentive Regime (Régimen de Incentivo para Grandes Inversiones, or RIGI) program to accelerate the development of GeoPark’s Vaca Muerta unconventional oil hub, supporting over $1 billion in investment and targeting production growth from 1,500 to 20,000 boepd within the next three years

Llanos 123 Block: Development Drilling Supports Continued Growth

●	2Q2026 average production of 3,171 boepd net (6,342 boepd gross), 1.7% higher than 1Q2026 and 57.9% higher than 2Q2025
●	Currucutu-3 development well encountered 62 feet of net pay in the Barco Formation and is currently producing 910 bopd with a 19.7% water cut
●	Currucutu-1 workover completed in Lower Mirador interval and currently producing 455 bopd with a 1% water cut

Putumayo: Stable Production and Reactivation of the OBA Pipeline

●	2Q2026 average production of 873 boepd in the Platanillo Block[2] (GeoPark operated, 100% WI) versus 859 boepd in 1Q2026, supported by operational optimizations and the current price environment
●	Transportation through the OBA pipeline was reactivated in mid-June 2026, after deliveries through this route had not been used since early 2026 due to regulatory measures in Ecuador
●	GeoPark continues producing in the field while preserving flexibility for future capital allocation decisions

Upcoming Catalysts 3Q2026

●	Drilling 6-7 gross wells in 3Q2026 in Colombia and completing hydraulic fracturing in Argentina
●	Key projects include:
-	Llanos 34 Block: Completing the first horizontal well to the Gacheta Formation and drilling 3 infill wells in the Tigana field
-	CPO-5 Block: Drilling one exploration well and executing a workover campaign in the Indico field
-	Argentina: Completing hydraulic fracturing on five Vaca Muerta wells, followed by production start-up
-	Llanos 123 Block: Drilling 1-2 development wells

2026 Annual General Meeting Results

GeoPark’s 2026 Annual General Meeting (“AGM”) was held on July 14, 2026. Shareholder participation was broad, with quorum reaching 61.57% of shares entitled to vote. All resolutions submitted for consideration were approved, each with more than 99% of votes cast in favor, reflecting strong shareholder support.

2 GeoPark Colombia S.A.S. holds 100% ownership of Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block.

Following the AGM, GeoPark’s Board remains composed of nine directors. Gabriel Gilinski, who joined the Board in March 2026 following Mr. Varma’s resignation in January 2026, was elected by shareholders at the meeting, and Dorita Gilinski and Camilo Martinez were elected as new directors, while the terms of office of Sylvia Escovar and Marcela Vaca ended at the conclusion of the AGM. GeoPark thanks Ms. Escovar and Ms. Vaca for their dedicated service and welcomes Ms. Gilinski and Mr. Martinez, whose experience and perspectives are expected to further strengthen the Board.

The approved resolutions also included the appointment of Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as auditor of the Company and the authorization of the Audit Committee to determine the remuneration of the auditor.

In connection with the nomination of director candidates for the 2026 Annual General Meeting, the Board determined that a majority of the director nominees qualify as independent under the Company’s Corporate Governance Guidelines, the applicable independence standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange.

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2026, as compared to 2Q2025:

	2Q2026			2Q2025
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	25,871	25,871	-	25,868	+0%
Argentina	1,400	1,291	654	-	+100%
Ecuador	-	-	-	1,281	-100%
Brazil	-	-	-	231	-100%
Total	27,271	27,162	654	27,380	-0%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,457 bopd in 2Q2026.

Quarterly Production

(boepd)	2Q2026	1Q2026	4Q2025	3Q2025	2Q2025
Colombia	25,871	25,819	25,629	26,208	25,868
Ecuador	-	-	650	926	1,281
Brazil	-	-	837	1,002	231
Argentina	1,400	1,430	1,234	-	-
Total[a]	27,271	27,249	28,351	28,136	27,380
Oil	27,162	27,141	27,431	27,149	27,151
Gas	109	108	921	987	228

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share

Reporting Date for 2Q2026 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2026 results on Tuesday, August 4, 2026, after market close.

GeoPark management will host a conference call on Wednesday, August 5, 2026, at 10:00 am (Eastern Standard Time) to discuss the 2Q2026 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/950665507

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 646-307-1963

Global Dial-In Numbers:

https://registrations.events/directory/international/itfs.html

Passcode: 8385569

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar
mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello
mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez
mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department
communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the Company’s drilling campaign, waterflooding projects, polymer flooding projects, production guidance, closing of acquisition transactions and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: July 22, 2026